                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                            Whitehall Jewellers, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  965 063 10 0
                                  ------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------

(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 2 of 12 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 3 of 12 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 4 of 12 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 5 of 12 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 6 of 12 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 7 of 12 Pages
------------------------------                           -----------------------

          The following  constitutes  Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

     Item 4 is hereby amended to add the following:

          On October 26,  2005,  NP  delivered  a letter to the  Chairman of the
Special  Committee  of the Board of Directors  of the Issuer  setting  forth its willingness to offer to acquire the Issuer,  through an appropriate  acquisition entity by  merger or  otherwise,  for  $1.10  per share in cash.  NP would  also cash-out outstanding in-the-money options and warrants at this price. This offer represents  a 39% premium to the market  price of $.79 per share as of the close of business on October 26, 2005.  NP believes its all-cash  offer and  financing proposal is clearly  superior to the $30 million  bridge loan and  proposed  $50 million  convertible note financing with Prentice Capital as it will satisfy the
Issuer's   immediate   financing   needs  while   providing   stockholders   and
optionholders  with immediate  liquidity at a premium to market and an immediate opportunity to maximize their  investment in the Issuer. A copy of the letter is attached as an exhibit hereto and incorporated herein by reference.

          NP submitted the offer to the Issuer without any involvement of Steven
Pully, who is affiliated with NP and also serves as a director of the Issuer.

     Item 5(a) is hereby amended and restated as follows:

          (a) The aggregate  percentage of shares of Common Stock reported to be owned by the  Reporting  Persons is based upon  13,960,067  shares  outstanding, which is the total  number of shares of Common Stock  outstanding  as of June 1,
2005,  as  reported  in the  Issuer's  Form 10-Q filed with the  Securities  and
Exchange Commission on June 9, 2005.

          As of October 26, 2005,  NP  beneficially  owned  2,018,400  shares of
Common Stock,  representing  approximately  14.4% of the issued and  outstanding
Common Stock of the Issuer.

          NCM, as the general  partner of NP, may also be deemed to beneficially own the 2,018,400 shares of Common Stock beneficially owned by NP.

          NCG,  as the  general  partner  of NCM,  which in turn is the  general partner of NP, may also be deemed to  beneficially  own the 2,018,400  shares of
Common Stock beneficially owned by NP.

          Mark E. Schwarz, as the managing member of NCG, the general partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 2,018,400 shares of Common Stock beneficially owned by NP.

          NCM, NCG and Mr. Schwarz disclaim  beneficial  ownership of the shares of Common  Stock held by NP,  except to the extent of their  pecuniary  interest therein.

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 8 of 12 Pages
------------------------------                           -----------------------

          Currently,  Steven J.  Pully does not  beneficially  own any shares of
Common Stock.

     Item 7 is hereby amended to add the following exhibit:

          3. Letter to the Special  Committee  of the Board of  Directors of the
             Issuer, dated October 26, 2005.

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                    Page 9 of 12 Pages
------------------------------                           -----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated: October 27, 2005               NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                       /s/ Mark E. Schwarz
                                       ----------------------------------------
                                       MARK E. SCHWARZ

                                       /s/ Steven J. Pully
                                       -----------------------------------------
                                       STEVEN J. PULLY

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                   Page 10 of 12 Pages
------------------------------                           -----------------------

                                  EXHIBIT INDEX

Exhibit                                                                     Page
-------                                                                     ----

1.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,        --
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
     L.L.C.  and Mark E.  Schwarz,  dated April 18,  2005  (previously filed).

2.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,        --
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
     L.L.C.,  Mark E. Schwarz and Steven J. Pully,  dated July 6, 2005
     (previously filed).

3.   Letter to the Special  Committee of the Board of Directors of the     11-12
     Issuer, dated October 26, 2005.

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                   Page 11 of 12 Pages
------------------------------                           -----------------------

                       NEWCASTLE PARTNERS, L.P.
                    300 Crescent Court, Suite 1110
                          Dallas, Texas 75201
                  (214) 661-7474 o Fax (214) 661-7475

                           October 26, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Mr. Daniel H. Levy
Chairman of the Special Committee
  of the Board of Directors of
Whitehall Jewellers, Inc.
155 North Wacker Drive
Chicago, Illinois  60606

Dear Mr. Levy:

     Newcastle Partners, L.P. ("Newcastle") is the beneficial owner of 2,018,400 shares of common stock of Whitehall Jewellers, Inc. ("Whitehall"),  constituting approximately  14.5% of its  currently  issued  and  outstanding  common  stock.
Newcastle  believes that  Whitehall's  $30 million  bridge loan and proposed $50 million  convertible  note financing with Prentice Capital was not and is not in the best  interests  of  Whitehall's  stockholders  and other  constituents.  We believe this  transaction  grossly  undervalues the existing  equity.  Newcastle therefore sets forth its willingness to offer to acquire  Whitehall,  through an appropriate  acquisition  entity by merger or otherwise,  for $1.10 per share in cash.  Newcastle  would  also  cash-out  outstanding  in-the-money  options  and warrants at this price.  This offer  represents an attractive 39% premium to the current market price of $.79 per share.

     Newcastle  proposes  that  this  transaction  be  accomplished   through  a
definitive tender offer/merger agreement. Newcastle would provide the funds from its cash on hand to  purchase  Whitehall's  equity  and to pay off the  Prentice bridge  loan.  Newcastle  is also  highly  confident  in its ability to obtain a commitment  letter from a financial  institution to replace  Whitehall's  senior credit  facility or to obtain the requisite  consents  from the existing  senior lender  prior  to or  simultaneously  with  entering  into a  definitive  merger agreement.  We believe this  all-cash  offer and  financing  proposal is clearly superior to the Prentice  transaction as it will satisfy  Whitehall's  immediate financing needs while providing  stockholders and  optionholders  with immediate liquidity at a premium to market and an immediate  opportunity to maximize their investment in Whitehall  (since,  unlike the Prentice  transaction,  stockholder approval will not be required to close our proposed  tender offer).  We are also confident that  Whitehall's  lenders and trade  creditors would be supportive of this proposal.

------------------------------                           -----------------------
CUSIP 965 063 10 0                    13D                   Page 12 of 12 Pages
------------------------------                           -----------------------

     Our proposal,  however,  would be conditioned  upon  obtaining  agreed upon consents and approvals,  including approval of the Board of Directors, amendment of  the  stockholders'  rights  agreement,  waiver  of any  other  anti-takeover provisions and certain other customary conditions, including no material adverse change in  Whitehall's  business from what has been publicly  disclosed.  We are prepared to commence  work  immediately  to  negotiate  and execute a definitive merger  agreement within no more than 7 business days and to commence our tender offer immediately thereafter.  Newcastle is familiar with Whitehall's operations and financial condition and, therefore, does not require any time period for due diligence.  Any confirmatory  due diligence can be accomplished  within the time required to negotiate the definitive merger agreement.

     Newcastle  stands  ready  to meet  with  the  Board  of  Directors  and its representatives  as soon as possible.  Please  contact the  undersigned at (214)
661-7474 to discuss any questions the Board might have.

                                        Very truly yours,

                                        NEWCASTLE PARTNERS, L.P.

                                        By: Newcastle Capital Management, L.P.,
                                            its general partner
                                        By: Newcastle Capital Group, L.L.C.,
                                            its general partner

                                        By: /s/ Mark Schwarz
                                            -----------------------------------
                                            Mark Schwarz, Managing Member